                             FOR IMMEDIATE RELEASE

                            FOR INFORMATION CONTACT:

Kenneth Sanders            Larry Wahl
Senior Vice President/     Director of Investor Relations and
Chief Financial Officer    Corporate Communications
SportsLine USA, Inc.       SportsLine USA, Inc.
(954) 351-2120, ext. 7900  (954) 351-2120, ext. 7225

        SPORTSLINE USA, INC. COMMENCES CASH TENDER OFFER FOR ANY AND ALL
         OF ITS OUTSTANDING 5% CONVERTIBLE SUBORDINATED NOTES DUE 2006

     FORT LAUDERDALE, FL (SEPTEMBER 21, 1999) -- SportsLine USA, Inc. (Nasdaq:
SPLN) today announced that it has commenced an offer (the "Offer") to purchase any and all of its outstanding 5% Convertible Subordinated Notes due 2006 (the "Notes"). As of September 20, 1999, there were $90.0 million aggregate principal amount of the Notes outstanding.

     The Offer will expire at 5:00 p.m. New York City time on October 19, 1999, unless extended (the "Expiration Date"). The purchase price per $1,000 principal amount of Notes in the Offer will be $750, plus accrued and unpaid interest from October 1, 1999 up to, but not including, the date of payment.

     Requests for documents relating to the Offer may be directed to Morrow & Co., Inc., the information agent for the Offer, at (800) 566-9061. Questions regarding the Offer may be directed to BancBoston Robertson Stephens (contact Mark McGlade), the exclusive dealer manager for the Offer, at (800) 234-2663.

ABOUT SPORTSLINE USA, INC.

     SportsLine USA, Inc. is at the leading edge of media companies, providing Internet sports content, community and e-commerce on a global basis. SportsLine USA's content includes more than 400,000 pages of multimedia sports information, entertainment and merchandise. SportsLine USA was founded in 1994 and its flagship Internet sports service (cbs.sportsline.com) was renamed CBS SportsLine in March of 1997 as part of an exclusive promotional and content agreement with CBS Sports. SportsLine USA produces the official league Web sites for Major League Baseball, the PGA TOUR and NFL Europe League, and serves as the primary sports content provider for America Online, Netscape and Excite. In May 1999, the Company commenced operations in Europe through its majority-owned subsidiary, SportsLine Europe Limited.

Note: This press release contains forward-looking statements, which involve risks and uncertainties. SportsLine USA's actual results could differ materially from those anticipated in these forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures, the growth rate of the Internet, constantly changing technology and market acceptance of the company's products and services. Investors are also directed to consider the other risks and uncertainties discussed in SportsLine USA's Securities and Exchange Commission filings, including those discussed under the caption "Risk Factors That May Affect Future Results" in SportsLine USA's latest Annual Report on Form 10-K. SportsLine USA undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.